UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 333-211719

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND UNION EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND GLOBAL HOLDINGS INC.

50 E. RiverCenter Boulevard

Covington, Kentucky 41011

Telephone Number (859) 815-3333

Ashland Union Employee Savings Plan

Financial Statements and Schedules

December 31, 2018 and 2017 and for the year ended

December 31, 2018, with Report of Independent Registered Public Accounting Firm

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee

and Participants of the Ashland Union Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ashland Union Employee Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the ‘financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H: Line 4i, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ Blue and Co

We have served as the Plan’s auditor since 2012.

Lexington, Kentucky

June 18, 2019

ASHLAND UNION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(in thousands)	2018	2017
Assets
Interest in the Ashland LLC Savings Plan Master Trust:
Investments at fair value	$13,355	$14,866
Investment contracts at contract value	2,499	2,612
Receivables:
Participant contributions	47	50
Employer contributions	9	10
Notes receivable from participants	1,127	1,157
Total assets	17,037	18,695

Liabilities
Accrued expenses	9	4
Total liabilities	9	4

Net assets available for benefits	$17,028	$18,691

See accompanying notes to financial statements.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2018

(in thousands)
Additions to net assets attributed to:

Contributions:
Participants	$745
Employers	248
Rollover	56
Loan interest	57
Total additions	1,106

Deductions from net assets attributed to:
Plan interest in Ashland LLC Savings Plan Master Trust investment income (expense)	(679)
Benefits paid to participants	(2,011)
Administrative expenses	(12)
Total deductions	(2,702)

Plan transfers	(67)

Net change in plan assets	(1,663)
Net assets available for benefits, beginning of year	18,691

Net assets available for benefits, end of year	$17,028

See accompanying notes to financial statements.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands, except participant and per share data)

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Ashland Union Employee Savings Plan (Plan) provides only general information.  The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA).  Instead, this information merely summarizes selected aspects of the Plan.  Read the Summary Plan Description or the Plan document for more information about the Plan.  The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description.  The Ashland Global Holdings Inc. Investment and Administrative Oversight Committee (the IAOC), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law.  This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.

General

As of December 31, 2010, the Hercules Savings and Investment Plan was renamed the Ashland Inc. Union Employee Savings Plan (now the Ashland Union Employee Savings Plan).  In conjunction with this change, a majority of the participants were transferred to the Ashland Inc. Employee Savings Plan with the exception of a select group of union-affiliated employees.  The Trustee and Recordkeeper for the Plan is Fidelity Management Trust Company.  The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.

Plan Transfers

The net transferred amount within the Plan Transfers caption of the Statement of Changes in Net Assets Available for Benefits of $67 relates to transfers throughout the plan year as permitted by the plan.

Contributions

Eligibility and Employee Contributions

Upon hire, all employees of Ashland or any subsidiary or affiliate who are members of a collective bargaining unit that has bargained to participate in the Plan: (1) are eligible to participate in the Plan; (2) are enrolled in the Plan unless they choose not to participate and (3) obtain non-forfeitable (“vested”) rights to the full market value of their account.  At enrollment, participants may elect to contribute from 1% to 50% of their wages on either a pre-tax or post-tax basis, or a combination thereof subject to Internal Revenue Code (IRC) limitations. New participants are deemed to elect to contribute 3% of their wages as pre-tax contributions, unless they elect otherwise.  Excluding catch-up contributions, participants were limited to contributions of $18,500 in 2018.

Eligible employees who are at least age 50 by December 31 can make catch-up contributions in addition to the regular contribution. Catch-up contributions are pre-tax contributions from an eligible participant’s compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit. Therefore, the eligible participant’s contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions. These employees may contribute a maximum of $6,000 as catch-up contributions for 2018.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Participants can direct their accounts into any one or combination of Plan investment options, including the Vanguard Target Retirement Trust Funds.  The Target Funds most closely match the employee’s assumed retirement date, based on the employee’s age at the time of enrollment.  These investments gradually become more conservative over time and are Common/Collective Trusts.

Employer Contributions

Ashland contributes a matching contribution of 50% of the first 6% of the earnings that an employee contributes to the Plan for the pay period.  The matching contribution may be made in shares of stock or cash.

Basic Retirement Contributions

For employees hired on or after January 1, 2005, Ashland also makes a Basic Retirement Contribution equal to 2% of their earnings each pay period.

Vesting

The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee’s length of participation in the Plan or service with the employer.  However, to preserve the qualified status of the Plan with the Internal Revenue Service (IRS), there are certain restrictions on the employee’s right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries.  If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited.  If such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.

Voting Rights

Participants may instruct the trustee on how to vote shares of Ashland Global Holdings Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights are to be exercised.  The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants.  Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Global Holdings Inc. Common Stock.  If no instructions are received from a participant on a tender offer, it will be considered to be instruction to the trustee not to respond to the offer.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) Ashland's contribution and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Rollovers

Participants may elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the IRC.

Notes Receivable from Participants

The Plan includes an employee note receivable provision authorizing participants to borrow a minimum of $1,000 up to a maximum amount that is equal to the lesser of $50,000 or 50% of their vested balances in the Plan.  Each loan bears interest at rates ranging from 4.25% to 6.25% as determined by the Trustee.  The notes receivable are evidenced by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential notes,

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

which have a maximum term of 10 years.  The notes receivable bear a reasonable interest rate fixed at the date the note is granted.  The notes receivable are repaid over the term in monthly installments of principal and interest by payroll deduction.  A participant also has the right to repay the note receivable in full at any time without penalty.  Delinquent loans are recorded as a distribution based upon the terms of the Plan document.

Loans are offset against the participant’s account and the related portion does not share in any income, expenses, gains, or losses (other than the interest on the loan) which are realized by the Plan. Loans are recorded at their unpaid principal balance, plus any accrued but unpaid interest.

Payments of Benefits

Participants may withdraw a certain portion of their account while employed. The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds. Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.

Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments over a limited period of time. If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.

Plan Termination

Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue, or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.

Master Trust

The investments of the Plan are pooled with the investments of the Ashland Employee Savings Plan, the International Specialty Products Inc. 401(k) Plan (ISP Plan), and the Pharmachem Profit Sharing Plan in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the trustee, and Ashland — Ashland LLC Savings Plan Master Trust (the Master Trust), effective October 1, 2012.

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust. These investments are determined primarily by quoted market prices (see Note E).

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts.  Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Income and Expense Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.  This activity is presented as “Plan interest in Ashland LLC Savings Plan Master Trust investment income (expense)” on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees and overnight charges are paid by participants.  Investment management fees are paid to the investment managers from their respective funds.

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965), which requires an employee benefit plan to report an interest in a master trust and the change in the value of that interest as separate line items on the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, respectively.  Additionally, an employee benefit plan is required to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances.  This guidance must be applied retrospectively and is effective for fiscal years beginning after December 15, 2018.  Early adoption is permitted.  Plan management is currently evaluating the impact this guidance will have on the Plan Financial Statements and Notes to Financial Statements.

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurements which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This guidance must be applied retrospectively for all periods presented in most instances and is effective for all entities for fiscal years beginning after December 15, 2019. Plan management is currently evaluating the impact this guidance will have on the Plan Financial Statements and Notes to Financial Statements.

      Reclassifications

Certain prior year amounts have been reclassified to conform to the current method of presentation.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS

The Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and the other Ashland sponsored retirement plans.  At December 31, 2018 and 2017, the Plan's interest in the net assets of the Master Trust was approximately 1% each.  The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement.  Therefore, the investment results from individual assets of the Plan may not reflect its proportionate interest in the Master Trust.

The following table presents the assets including investments, receivables and liabilities of the Master Trust at December 31:

	2018	2017
Investments, at fair value:
Ashland Common Stock Fund
Money Market Fund	$1,047	$990
Ashland Global Holdings Inc. Common Stock	73,733	74,556
Shares of Registered Investment Companies	680,770	736,350
Common/Collective Trusts	466,671	425,762
Stable Value Fund Money Market Fund	9,827	3,106
Total investments at fair value	1,232,048	1,240,764
Investments, at contract value:
Stable Value Fund Investment Contracts	260,227	245,827
Total investments	1,492,275	1,486,591
Receivables	2,249	3,723
Total assets	1,494,524	1,490,314
Payables	(38,261)	(23,499)
Net assets available for benefits	$1,456,263	$1,466,815

The following table presents the net depreciation in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income (expense) in the Master Trust for the year ended December 31:

2018
Net realized and unrealized depreciation in fair value of investments	$(109,710)
Investment income:
Dividends	40,125
Interest	5,609
45,734
Total	$(63,976)

NOTE D – INVESTMENT CONTRACTS

The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic and separate account guaranteed investment contracts (GICs).

In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants.  The contract values of the synthetic GIC contracts including unsettled receivables and payables at December 31, 2018 and 2017 were $122,852 and $122,898, respectively.

In a separate account GIC structure, investments are in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC return.  The contract values of the separate account GIC including

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

unsettled receivables and payables at December 31, 2018 and 2017 were $101,580 and $103,106, respectively.

Both synthetic and separate account GIC instruments have wrapper contracts that are purchased from an insurance company or bank.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The contract value assigned to the wrapper contracts at December 31, 2018 and 2017 was zero.

The key factors that influence the future interest crediting rates include:  the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.

To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate.  The interest crediting rates of the contracts are typically reset on a quarterly basis.  All wrapper contracts provide for a minimum interest crediting of zero percent.

Limits to Ability to Transact at Fair Value

In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value.  These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria.  The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or uncured material breaches of responsibilities.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement.  The three levels within the fair value hierarchy are described as follows:

Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.

As of December 31, 2018 and 2017, the Plan held no investments outside of its interest held in the Master Trust.  The Plan's policy is to recognize transfers between levels as of the end of the reporting period. During 2018 and 2017, there were no transfers of investments between Level 2 to Level 1 or Level 3 to Level 2.  The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$1,047	$—	$—	$1,047
Ashland Global Holdings Inc. Common Stock	73,733	—	—	73,733
Shares of Registered Investment Companies	680,770	—	—	680,770
Stable Value Fund Money Market Fund	9,827	—	—	9,827
Total assets in the fair value hierarchy	765,377	—	—	765,377
Common/Collective Trusts (a)	—	—	—	466,671
Investments at fair value	$765,377	$—	$—	$1,232,048

(a)

Common/Collective Trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$990	$—	$—	$990
Ashland Global Holdings Inc. Common Stock	74,556	—	—	74,556
Shares of Registered Investment Companies	736,350	—	—	736,350
Stable Value Fund Money Market Fund	3,106	—	—	3,106
Total assets in the fair value hierarchy	815,002	—	—	815,002
Common/Collective Trusts (a)	—	—	—	425,762
Investments at fair value	$815,002	$—	$—	$1,240,764

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(a)

Common/Collective Trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2018 and 2017.

Money Market Funds, Shares of Registered Investment Companies, Ashland Global Holdings Inc. Common Stock – Valued at the quoted market price of shares held by the Plan at year-end.

Common/Collective Trusts (CCT) – Valued using a Net Asset Value (NAV).  The NAV of a CCT is based on the market values of the underlying securities.  The beneficial interest of each investor is represented in units.  Units are issued and redeemed daily at the fund's closing NAV.

Investments Measured Using Net Asset Value per Share Practical Expedient – The following table sets forth the investments valued at NAV as of December 31, 2018:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Target Retirement Trusts	$466,671	None	Daily	None	None

The following table sets forth the investments valued at NAV as of December 31, 2017:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Target Retirement Trusts	$425,762	None	Daily	None	None

The Vanguard Target Retirement Trusts use an asset allocation glide path to offer an appropriate level of exposure to risk and return as investors progress along the path to retirement. The year in the trust name refers to the approximate year (the target date) when an investor in the fund would retire and leave the workforce. The fund will gradually shift its emphasis from more aggressive investments to more conservative ones based on its target date. The trusts use a simple fund of funds structure which seeks to build appropriate asset allocation from preselected stock, bond, and money market portfolios. All of the assets are invested in index funds.

NOTE F – TRANSACTIONS WITH RELATED PARTIES

The Plan’s portion of the Master Trust held 28,464 and 28,933 shares of Ashland Global Holdings Inc. Common Stock as of December 31, 2018 and 2017, respectively, with a fair value of $2,020 and $2,060, respectively.  The Plan’s interest in the Master Trust received dividends on Ashland Global Holdings Inc. Common Stock of $15 in 2018.  The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies.  Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan.  PIMCO, an Allianz Global Investors company, and Evercore Trust Company were also providers of fiduciary services to the Master Trust during the year.

Fees of $12 were paid by the Plan for investment management.  Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31
	2018	2017
Net assets available for benefits per financial statements	$17,028	$18,691
Benefit claims payable	(3)	—
Receivable on deemed distributions of participant loans	(9)	(41)
Net assets available for benefits per Form 5500	$17,016	$18,650

The following is a reconciliation of the net investment depreciation per the financial statements to the Form 5500 for the year ended December 31:

2018
Plan interest in Ashland LLC Savings Plan Master Trust investment income (expense)	$(679)
Loan interest	57
Total depreciation of investments per Form 5500	$(622)

NOTE H – TAX STATUS OF THE PLAN

The Plan has received a determination letter from the IRS dated August 9, 2017, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  The Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the plan years ending prior to 2015.

NOTE I – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SCHEDULE H

Ashland Union Employee Savings Plan

Employer Identification Number 20-0865835

Plan Number 020

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2018

($ in thousands)

(a)	(b)	(c)	(d)	(e)
Identity of Issue		Description of Investment	Cost^	Current Value
*	Participant Loans	1-5 Years, interest 4.25% - 6.25%	—	$1,127

*	Indicates parties-in-interest to the Plan
^	Required for nonparticipant-directed investments only

SIGNATURE

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND UNION EMPLOYEE SAVINGS PLAN

Date: June 18, 2019	/S/ J. Kevin Willis
J. Kevin Willis
Senior Vice President and Chief Financial Officer Chairperson of the Ashland Global Holdings Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1	Consent of Blue & Co., LLC